SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

Q3 06 Earnings Results

I. Performance in Q3 2006 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q3 06	Q2 06	Q3 05	QoQ	YoY
Quarterly Results
Revenues	2,773	2,315	2,741	19.8%	1.2%
Operating Income	-382	-372	240	—	—
Ordinary Income	-422	-402	217	—	—
Net Income	-321	-322	227	—	—

II. IR Event of Q3 2006 Earnings Results

1. Provider of Information:	IR Communication team

2. Participants:	Institutional investors, securities analysts, etc.

3. Purpose:	To present Q3 06 Earnings Results of LG.Philips LCD

4. Date & Time:	4:30 p.m. (Korea Time) on October 10, 2006 in Korean

9:00 p.m. (Korea Time) on October 10, 2006 in English

5. Venue & Method:	1) Earnings release conference in Korean:

- Main conference room, 21st floor, Korea Exchange
New Building, Seoul

2) Conference call in English:

- Please refer to IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com

6. Contact Information

1) Head of Disclosure: Dong Joo Kim, Vice President, Finance & Risk Management

Department (82-2-3777-0702)

2) Main Contact for Disclosure-related Matters:

Kanghee Kim, Assistant, Financing Team

(82-2-3777-1665)

3) Relevant Team: IR Communication team (82-2-3777-1010)

III. Remarks

1.	Please note that the presentation material for Q3 06 Earnings Results is attached as an appendix and accessible on IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

2.	Please note that the financial data included in the investor presentation and press release are prepared on a Korean GAAP consolidated basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q3 06 are unaudited. They are provided for the convenience of investors and can be subject to change.

The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

(Unit: KRW B)

Item	Q3 06	Q2 06	Q3 05	QoQ	YoY
Quarterly Results
Revenues	2,773	2,315	2,741	19.8%	1.2%
Operating Income	-378	-379	239	—	—
Ordinary Income	-408	-382	216	—	—
Net Income	-307	-302	238	—	—

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q3 06	Q2 06	Q3 05	QoQ	YoY
Quarterly Results
Revenues	2,730	2,086	2,416	30.9%	13.0%
Operating Income	-384	-445	243	—	—
Ordinary Income	-426	-403	214	—	—
Net Income	-321	-322	227	—	—

Attached: 1) Press Release

                2) Presentation Material

Attachment 1. Press Release

LG.PHILIPS LCD REPORTS THIRD QUARTER 2006 RESULTS

SEOUL, Korea – October 10, 2006 – LG.Philips LCD [NYSE: LPL, KRX: 034220], one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three month period ended September 30, 2006. Amounts in Korean Won (KRW) are translated into US dollars (USD) at the noon buying rate in effect on September 30, 2006, which was KRW 946.25 per US dollar.

•	Sales in the third quarter of 2006 increased by 20% to KRW 2,773 billion (USD 2,931 million) from sales of KRW 2,315 billion (USD 2,446 million) in the second quarter of 2006 and increased 1% compared to KRW 2,741 billion (USD 2,897 million) in the third quarter of 2005. The sequential rise in sales was the result of increased seasonal demand across all segments and improving market conditions, especially in the monitor and notebook segments.

•	Operating loss in the third quarter of 2006 was KRW 382 billion (USD 404 million) compared to an operating loss of KRW 372 billion (USD 393 million) in the second quarter of 2006, and an operating profit of KRW 240 billion (USD 254 million) in the third quarter of 2005.

•	EBITDA in the third quarter of 2006 was KRW 295 billion (USD 312 million), an increase from KRW 243 billion (USD 257 million) in the second quarter of 2006 and a year-over-year decline of 57% from KRW 681 billion (USD 720 million) in the third quarter of 2005.

•	Net income in the third quarter of 2006 was a loss of KRW 321 billion (USD 339 million) compared to a loss of KRW 322 billion (USD 340 million) in the second quarter of 2006 and a profit of KRW 227 billion (USD 240 million) in the third quarter of 2005.

“During the third quarter, our business did not perform at the level we expected, primarily due to higher than anticipated price declines mainly for LCD TVs. As such, the Company continues to take the necessary steps to correct the issues that have limited our progress in recent quarters. Our ability to effectively reduce costs and improve efficiencies will be crucial in restoring profitability as we prepare for what we believe will be a difficult first half of 2007. We have made some inroads in these areas, and will take more substantial steps going forward,” said Bon Joon Koo, CEO of LG.Philips LCD.

Mr. Koo continued, “As part of our ongoing efforts to restore value for our shareholders, we have initiated a number of actions to improve customer alignment and ensure that our operations support their future needs. Toshiba’s equity participation in our new Poland module plant and our focus on Gen 5.5 to accommodate increasing demand for large and wide format notebooks and high-end monitors, are two such examples.”

Third Quarter Financial Review

Revenue and Cost

Revenue in the three-month period ended September 30, 2006, increased by 1% to KRW 2,773 billion (USD 2,931 million) from KRW 2,741 billion (USD 2,897 million) in the corresponding period of 2005. TFT-LCD panels for TVs, desktop monitors, notebook computers and other applications accounted for 48%, 26%, 21% and 5%, respectively, on a revenue basis in the third quarter of 2006, the same level as the second quarter.

Overall, the Company shipped a total of 2 million square meters of net display area in the third quarter of 2006, a 34% increase quarter-on-quarter, with an average selling price per square meter of USD 1,430. This represents a decrease in the average selling price per square meter of net display area of approximately 3% compared to the end of the second quarter of 2006 and an average decrease of 11% from the second quarter of 2006.

The total cost of goods sold increased 19% quarter-on-quarter to KRW 3,019 billion (USD 3,190 million), and increased 28% year-on-year, primarily as a result of increased shipments. The cost of goods sold per square meter of net display area shipped was KRW 1.5 million (USD 1,585) for the third quarter of 2006, down 11% from the second quarter of 2006.

“We saw good progress this quarter with a 12% decline in COGS per square meter in USD, although this was not enough to offset the LCD TV price decline. In addition, our decision last quarter to temporize production, along with an increase in shipments, led to a reduction in inventory turnover levels from four weeks at the end of the second quarter, to over two weeks at the end of the third quarter for large panels,” said Ron Wirahadiraksa, CFO of LG.Philips LCD.

“We are now at a crucial inflection point. Without additional measures relating to product mix, cost, and productivity, we will not be able to deliver value to our shareholders. In the coming months, LG.Philips LCD will take the required actions in these areas to better respond to a new reality on pricing, demand and competitive pressures. We are confident that we have at least taken the right first steps - maintaining healthier inventory levels, reducing costs at an expedited rate in Q3, and aligning ourselves in a more substantial way with our customers – and management remains committed to do what is necessary to generate acceptable returns.”

Liquidity

As of September 30, 2006, LG.Philips LCD had KRW 472 billion (USD 499 million) of cash and cash equivalents. Total debt was KRW 4,480 billion (USD 4,734 million), and the net-debt-to-equity ratio was 57% as of September 30, 2006, compared to 46% as of June 30, 2006.

Capital Spending

Capital expenditures in the third quarter of 2006 were KRW 908 billion (USD 960 million) compared to KRW 1,380 billion (USD 1,458 million) in the third quarter of 2005, and were mainly used for P7, P8 and our module plant in Nanjing, China.

Utilization and Capacity

Total input capacity on an area basis increased approximately 10% in the third quarter compared to the second quarter of 2006, mainly due to the further ramp up of P7, which has reached an average of 52,000 input sheets per month.

Outlook

The following expectations are based on current information as of October 10, 2006. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company may update its full business outlook, or any portion thereof, at any time for any reason.

“For the fourth quarter of 2006, we anticipate continued growth and an increase in area shipments by a mid-twenties percentage quarter-on-quarter,” commented Mr. Wirahadiraksa. “We expect our average selling price per square meter at the end of the fourth quarter of 2006 to decline by a low single digit percentage, largely due to the continued decline in TV prices. The average ASP per square meter is expected to be flat.”

“Our COGS reduction per square meter will be approximately a mid-single digit percentage in the fourth quarter. Our EBITDA margin for the fourth quarter of 2006 is expected to be a low-teens percentage as a result. We are working on plans to achieve a significantly higher cost down for 2007, in order to better prepare for the anticipated price declines.”

“Our CAPEX guidance for 2006 remains unchanged at KRW 3 trillion. In line with us continuing to take a more prudent approach to capital spending and in anticipation of a difficult first half in 2007, we expect our CAPEX for 2007 to be approximately KRW 1 trillion, substantially lower than that of 2006. This CAPEX will be used for the investment in Gen. 5.5, enhancement of production efficiencies and maintenance of our existing facilities.”

Earnings Conference and Conference Call

LG.Philips LCD will hold a Korean language earnings conference on October 10, 2006 at 4:30 p.m. Korea Standard Time on the 21st floor, in the International Conference Room of the Korea Exchange Building (KRX). An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3001 for both callers in Korea and callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG.Philips LCD web site: http://www.lgphilips-lcd.com

Investors can listen to the conference call via the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 68570#.

About LG.Philips LCD

LG.Philips LCD [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates seven fabrication facilities in Korea and has approximately 21,000 employees in locations around the world.

For more information about the Company, please visit http://www.lgphilips-lcd.com. LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:

Jay Hong [Korea]	Joshua Hochberg [USA]
LG.Philips LCD	Sloane & Company
Tel: +822-3777-1010	Tel: +1-212-446-1892
Email: jay.hong@lgphilips-lcd.com	Email: jhochberg@sloanepr.com

Media Contacts:

Elliot Sloane [USA]	Sue Kim [Korea]
Sloane & Company	LG.Philips LCD
Tel: +1-212-446-1860	Tel: +822-3777-0970
Email: ESloane@sloanepr.com	Email: sue.kim@lgphilips-lcd.com

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2006				2005
	Three months ended Sep 30		Nine months ended Sep 30		Three months ended Sep 30		Nine months ended Sep 30
REVENUE	2,772,774	100%	7,558,906	100%	2,740,507	100%	7,112,883	100%
Cost of goods sold	(3,018,773)	-109%	(7,842,081)	-104%	(2,367,145)	-86%	(6,638,041)	-93%

GROSS PROFIT	(245,999)	-9%	(283,175)	-4%	373,362	14%	474,842	7%

Selling, general & administrative	(136,065)	-5%	(419,275)	-6%	(132,959)	-5%	(339,529)	-5%

OPERATING INCOME	(382,064)	-14%	(702,450)	-9%	240,403	9%	135,313	2%

Interest income	5,151	0%	23,536	0%	15,446	1%	36,487	1%
Interest expense	(50,815)	-2%	(125,759)	-2%	(27,954)	-1%	(78,675)	-1%
Foreign exchange gain (loss),net	1,368	0%	(1,043)	0%	(2,055)	0%	(21,039)	0%
Others, net	4,372	0%	(3,921)	0%	(8,881)	0%	(11,943)	0%

Total other income (expense)	(39,924)	-1%	(107,187)	-1%	(23,444)	-1%	(75,170)	-1%

INCOME BEFORE TAX	(421,988)	-15%	(809,637)	-11%	216,959	8%	60,143	1%

Income tax (expense) benefit	101,022	4%	214,669	3%	10,013	0%	129,043	2%

NET INCOME(LOSS)	(320,966)	-12%	(594,968)	-8%	226,972	8%	189,186	3%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2006				2005
	Sep 30		Jun 30		Sep 30		Jun 30
ASSETS
Current assets:
Cash and cash equivalents	471,747	3%	778,877	6%	2,129,456	16%	1,330,973	11%
Trade accounts and notes receivable	1,330,539	10%	985,798	7%	1,307,958	10%	1,215,026	10%
Inventories	1,148,286	8%	1,270,899	9%	724,954	5%	721,298	6%
Other current assets	320,707	2%	378,207	3%	248,701	2%	299,725	3%
Total current assets	3,271,279	24%	3,413,781	25%	4,411,069	33%	3,567,022	30%

Investments and other non-current assets	703,452	5%	578,946	4%	413,959	3%	350,716	3%
Property, plant and equipment, net	9,578,309	70%	9,702,000	70%	8,548,527	63%	7,754,666	65%
Intangible assets, net	181,576	1%	190,984	1%	167,933	1%	171,311	1%

Total assets	13,734,616	100%	13,885,711	100%	13,541,488	100%	11,843,715	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Short-term debt	672,720	5%	787,845	6%	794,504	6%	631,798	5%
Trade accounts and notes payable	881,443	6%	632,011	5%	730,003	5%	651,783	6%
Other payables and accrued liabilities	1,230,405	9%	1,563,409	11%	1,816,328	13%	1,836,142	16%

Total current liabilities	2,784,568	20%	2,983,265	21%	3,340,835	25%	3,119,723	26%

Long-term debt	3,806,675	28%	3,413,995	25%	2,822,930	21%	2,957,417	25%
Other non-current liabilities	71,812	1%	64,770	0%	59,528	0%	54,160	0%

Total liabilities	6,663,055	49%	6,462,030	47%	6,223,293	46%	6,131,300	52%

Common Stock and additional paid-in capital	4,064,250	30%	4,064,250	29%	4,069,499	30%	2,668,718	23%
Retained Earnings	3,013,718	22%	3,334,684	24%	3,280,838	24%	3,053,889	26%
Capital adjustment	(6,407)	0%	24,747	0%	(32,142)	0%	(10,192)	0%
Shareholders’ equity	7,071,561	51%	7,423,681	53%	7,318,195	54%	5,712,415	48%

Total liabilities and shareholders’ equity	13,734,616	100%	13,885,711	100%	13,541,488	100%	11,843,715	100%

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2006		2005
	Three months ended Sep 30	Nine months ended Sep 30	Three months ended Sep 30	Nine months ended Sep 30
Net Income	(320,966)	(594,968)	226,972	189,186
Depreciation	659,072	1,878,125	440,522	1,254,722
Amortization	12,733	37,954	11,097	34,225
Others	5,052	55,735	29,276	78,389

Operating Cash Flow	355,891	1,376,846	707,867	1,556,522
Net Change in Working Capital	(34,156)	(683,211)	55,959	(337,364)

Change in accounts receivable	(356,037)	(74,461)	(95,131)	(404,252)
Change in inventory	122,613	(457,501)	(3,657)	80,406
Change in accounts payable	253,875	193,604	83,020	150,432
Change in others	(54,607)	(344,853)	71,727	(163,950)

Cash Flow from Operation	321,735	693,635	763,826	1,219,158
Capital Expenditures	(908,087)	(2,742,791)	(1,380,277)	(2,801,669)

Acquisition of property, plant and equipment	(907,819)	(2,745,098)	(1,370,812)	(2,786,520)
(Delivery)	(535,936)	(2,312,646)	(1,207,522)	(3,277,936)
(Other account payables)	(371,883)	(432,452)	(163,290)	491,416
Intangible assets investment	(1,970)	(5,363)	(7,720)	(10,147)
Others	1,702	7,670	(1,745)	(5,002)

Cash Flow before Financing	(586,352)	(2,049,156)	(616,451)	(1,582,511)
Cash Flow from Financing Activities	279,222	941,451	13,754	949,548
Proceeds from Issuance of common stock	0	0	1,401,180	1,401,180

Net Cash Flow	(307,130)	(1,107,705)	798,483	768,217

- These financial statements are provided for informational purposes only

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2006				2005
	Three months ended Sep 30		Nine months ended Sep 30		Three months ended Sep 30		Nine months ended Sep 30
REVENUES	2,772,774	100%	7,558,906	100%	2,740,507	100%	7,112,883	100%
Cost of goods sold	(3,008,522)	-109%	(7,834,174)	-104%	(2,364,366)	-86%	(6,613,579)	-93%

GROSS PROFIT	(235,748)	-9%	(275,268)	-4%	376,141	14%	499,304	7%

Selling, general & administrative	(141,829)	-5%	(434,860)	-6%	(137,490)	-5%	(350,047)	-5%

OPERATING INCOME	(377,577)	-14%	(710,128)	-9%	238,651	9%	149,257	2%

Interest income	5,151	0%	23,536		15,446	1%	36,487	1%
Interest expense	(43,979)	-2%	(117,672)	-2%	(27,451)	-1%	(81,149)	-1%
Foreign exchange gain (loss), net	5,123	0%	35,701	0%	(9,568)	0%	(33,016)	0%
Others, net	3,343	0%	19,869	0%	(1,021)	0%	(527)	0%

Total other income (expense)	(30,362)	-1%	(38,566)	-1%	(22,594)	-1%	(78,205)	-1%

INCOME BEFORE TAX	(407,939)	-15%	(748,694)	-10%	216,057	8%	71,052	1%

Income tax (expense) benefit	100,448	4%	200,676	3%	21,952	1%	110,882	2%

NET INCOME(LOSS)	(307,491)	-11%	(548,018)	-7%	238,009	9%	181,934	3%

- These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED BALANCE SHEETS

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2006				2005
	Sep 30		Jun 30		Sep 30		Jun 30
ASSETS
Current assets:
Cash and cash equivalents	471,747	3%	778,877	6%	2,129,456	16%	1,330,973	11%
Trade accounts and notes receivable	1,330,539	10%	985,798	7%	1,307,957	10%	1,215,026	10%
Inventories	1,147,575	8%	1,270,142	9%	723,917	5%	720,836	6%
Other current assets	326,424	2%	388,313	3%	248,029	2%	297,800	3%
Total current assets	3,276,285	24%	3,423,130	25%	4,409,359	33%	3,564,635	30%

Investments and other non-current assets	710,700	5%	581,576	4%	434,719	3%	361,167	3%
Property, plant and equipment, net	9,663,242	71%	9,786,668	71%	8,578,817	64%	7,788,439	66%
Intangible assets, net	45,380	0%	43,791	0%	42,341	0%	36,058	0%

Total assets	13,695,607	100%	13,835,165	100%	13,465,236	100%	11,750,299	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	672,853	5%	788,349	6%	794,690	6%	633,107	5%
Trade accounts and notes payable	881,443	6%	632,011	5%	730,003	5%	651,783	6%
Other payables and accrued liabilities	1,236,234	9%	1,569,747	11%	1,820,553	14%	1,840,072	16%

Total current liabilities	2,790,530	20%	2,990,107	22%	3,345,246	25%	3,124,962	27%

Long-term debt	3,801,984	28%	3,415,261	25%	2,875,674	21%	3,005,875	26%
Other non-current liabilities	75,560	1%	68,199	0%	61,138	0%	54,829	0%

Total liabilities	6,668,074	49%	6,473,567	47%	6,282,058	47%	6,185,666	53%

Common stock and additional paid-in capital	4,035,331	29%	4,034,636	29%	4,032,294	30%	2,630,379	22%
Retained earnings	2,994,674	22%	3,302,164	24%	3,182,976	24%	2,944,967	25%
Capital adjustment	(2,472)	0%	24,798	0%	(32,092)	0%	(10,713)	0%
Shareholders’ equity	7,027,533	51%	7,361,598	53%	7,183,178	53%	5,564,633	47%

Total liabilities and shareholders’ equity	13,695,607	100%	13,835,165	100%	13,465,236	100%	11,750,299	100%

- These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2006		2005
	Three months ended Sep 30	Nine months ended Sep 30	Three months ended Sep 30	Nine months ended Sep 30
Net Income	(307,491)	(548,018)	238,009	181,934
Depreciation	661,929	1,886,696	440,892	1,255,835
Amortization	1,735	4,978	1,436	5,242
Others	1,781	2,059	50,322	109,310

Operating Cash Flow	357,954	1,345,715	730,659	1,552,321
Net Change in Working Capital	(36,219)	(652,080)	33,167	(333,163)

Change in accounts receivable	(356,037)	(74,461)	(90,238)	(456,946)
Change in inventory	122,567	(457,998)	(3,080)	80,273
Change in accounts payable	253,875	193,604	83,021	148,897
Change in others	(56,624)	(313,225)	43,464	(105,387)

Cash Flow from Operation	321,735	693,635	763,826	1,219,158
Capital Expenditures	(908,087)	(2,742,791)	(1,380,277)	(2,801,669)

Acquisition of property, plant and equipment	(907,819)	(2,745,098)	(1,370,812)	(2,786,520)
(Delivery)	(535,936)	(2,312,646)	(1,207,522)	(3,277,936)
(Other account payables)	(371,883)	(432,452)	(163,290)	491,416
Intangible assets investment	(1,970)	(5,363)	(7,720)	(10,147)
Others	1,702	7,670	(1,745)	(5,002)

Cash Flow before Financing	(586,352)	(2,049,156)	(616,451)	(1,582,511)
Cash Flow from Financing Activities	279,222	941,451	13,754	949,548
Proceeds from Issuance of common stock	0	0	1,401,180	1,401,180

Net Cash Flow	(307,130)	(1,107,705)	798,483	768,217

- These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

Net Income Reconciliation to US GAAP

(In billions of KRW)

	2006
	Q3	Q2
Net Income under K GAAP	(321)	(322)
US GAAP Adjustments	14	20
Depreciation of PP&E	(1)	0
Amortization of IPR	10	9
Adjustment of AR discount loss	2	0
Capitalization of financial interests	3	2
Pension expense	1	0
Income tax effect of US GAAP Adjustments	(1)	(1)
ESOP	(1)	(1)
Convertible bonds (including FX valuation)	6	12
Stock appreciation right	0	0
Cash flow hedge	(4)
Others	(1)	(1)

Net Income under US GAAP	(307)	(302)

- These financial statements are provided for informational purposes only (Unaudited).

1 Q3 06 Q3 06 Earnings Results Earnings Results October 10, 2006 Attachment 2. Presentation Material

2
Disclaimer
Disclaimer
This presentation contains forward-looking statements.  We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean
Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.  Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.  These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel;
and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.  Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the Securities and Exchange Commission.
This presentation also includes information regarding our historical financial performance through September
30, 2006, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by US Securities and Exchange Commission rules.  As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgphilips-lcd.com under the file name Q3 06 Earnings Presentation.

3 Agenda Agenda Q3 06 Earnings Results Performance Highlights Outlook Gen 5.5 located in P8 47”W 32”W 37”W 42”W

4 Q3 06 Earnings Results Q3 06 Earnings Results

Q3 06 Income Statement
Q3 06 Income Statement
Margin (%)
Q3 06            Q2 06             Q3 05           QoQ change      YoY change KRW b
Revenue
COGS
Gross profit
Operating income
EBITDA
Income before tax
Net income
1%
28%
NA
NA
(57%)
NA
NA
20%
19%
NA
NA
21%
NA
NA
Gross margin
Operating margin
EBITDA margin
Net margin
Source: Unaudited, Company financials
K GAAP (Consolidated)
(23)
(23)
(14)
(20)
0
2
1
2
14
9
25
8
(9)
(16)
10
(14)
2,315
2,529
(214)
(372)
243
(402)
(322)
(9)
(14)
11
(12)
2,773
3,019
(246)
(382)
295
(422)
(321)
2,741
2,367
374
240
681
217
227

Q3 06 Balance Sheet
Q3 06 Balance Sheet
Q3 06            Q2 06             Q3 05           QoQ change     YoY change KRW b
Assets
Cash and cash equivalents
Inventory
Liabilities
Short-term debt
Long-term debt
Shareholders’ equity
Net debt to equity ratio (%)
1%
(78%)
58%
7%
(15%)
35%
(3%)
37
(1%)
(39%)
(10%)
3%
(15%)
12%
(5%)
11
K GAAP (Consolidated) Source: Unaudited, Company financials
13,735
472
1,148
6,663
673
3,807
7,072
57
13,541
2,129
725
6,223
795
2,823
7,318
20
13,886
779
1,271
6,462
788
3,414
7,424
46

Q3 06 Cash Flow
Q3 06 Cash Flow
Q3 06           Q2 06            Q3 05           QoQ change     YoY change KRW b
Net income
Depreciation & Amortization
Others
Net change in working capital
Cash flow from operations
CAPEX
Cash flow before financing
Financing activities
Proceeds from issuance of common stock
Net change in cash
K GAAP (Consolidated)
Source: Unaudited, Company financials
(548)
220
(24)
(90)
(442)
472
30
266
(1,401)
(1,105)
1
56
(29)
183
211
82
293
(319)
0
(26)
(321)
672
5
(34)
322
(908)
(586)
279
0
(307)
(322)
616
34
(217)
111
(990)
(879)
598
0
(281)
227
452
29
56
764
(1,380)
(616)
13
1,401
798

8 Performance Highlights Performance Highlights

Shipments and ASP
Shipments and ASP
Total K m² *
ASP**/m² (USD)
Source: Company financials
* Net display area shipped
** Quarterly average selling price per square meter of net display area shipped
Display area shipment in K m
ASP per m   (USD)
1,248
1,343
1,274
1,485
1,993
$2,121
$2,112
$1,953
$1,598
$1,430
0
1,000
2,000
3,000
4,000
5,000
Q3 05 Q4 Q1 06 Q2 Q3
$0
$1,000
$2,000
2
2

10 Q3 05 Q2 06 Q3 06 Revenue: Product Mix Revenue: Product Mix Source: Company financials (Based on USD) Notebooks Monitors TVs Applications 29% 48% 45% 26% 21% 22% 4% 5% 48% 26% 21% 5%

Q3 06 Capacity Update
Q3 06 Capacity Update
P7 has achieved an average of 52K input sheets per month for the quarter
Source: Company financials
P1-P3
P4
P5
P6
P7
0
500
1,000
1,500
2,000
2,500
3,000
Q3 05 Q4 Q1 06 Q2
Unit: Quarterly input capacity
by Area (K m² )
Q3
405
412 424 421 409
362
368
367
359
389
481
490
487
494
507
838
929
1,082
1,082
1,092
216
452
682
2,086
2,199
2,576
2,808
3,079

Cash ROIC
Cash ROIC
Source: Unaudited, Company financials
* IC (Invested Capital) equals average of net debt and equity for the designated period ; Quarterly ratios are annualized
K GAAP (Consolidated)
EBITDA margin
Sales / IC*
Cash ROIC
25%
28%
142%
141%
35%
39%
Q3 05      Q4     Q1 06          Q2
27%
112%
30%
Q3
10%
98%
10%
Q3 05     Q4     Q1 06      Q2
Q3
Q3 05      Q4      Q1 06      Q2
Q3
11%
112%
12%

13 Outlook Outlook

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  - 
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Outlook
Outlook
Source: Company financials, Delivery basis
Capex schedule (KRW b)
1,211
3,208
676
1,114
1,245
2005 2006 (E)
Others P7 Future production facilities
4,419
3,035
Total Shipments in m2
Q4 06 vs. Q3 06
: Mid twenties (%)
ASP per m    shipped
End of Q4 06 vs. End of Q3 06
: Low-single digit (%)
– TV: Mid-single digit (%)
– IT: Flat (%)
Average Q4 06 vs. Average Q3 06
: Flat  (%)
– TV: Mid-single digit (%)
– IT: Mid-single digit (%)
COGS per m
Q4 06 : Mid-single digit (%)
EBITDA Margin
Q4 06 : Low teens (%)
CAPEX
2006 (E): KRW 3.0 trillion
2007 (E): Approximately KRW 1.0 trillion

2
2

15 Questions and Answers Questions and Answers

16 Appendix Appendix

(20) 2 9 (13) (11) Net Margin
(14) 0 25 11 11 EBITDA Margin
(23) 2 9 (16) (14) Operating Margin
(22) 1 14 (9) (9) Gross Margin
Margin (%)
NA NA 238 (302) (307) Net Income
NA NA 216 (382) (408) Income before tax
(56%) 16% 672 256 297 EBITDA
NA NA 239 (379) (378) Operating Income
NA NA 377 (216) (236) Gross Profit
27% 19% 2,364 2,531 3,009 COGS
1% 20% 2,741 2,315 2,773 Revenues
YoY Change QoQ Change Q3 05 Q2 06 Q3 06 KRW b
US GAAP Income Statement
US GAAP Income Statement
Source: Unaudited, Company financials

US GAAP Balance Sheet
US GAAP Balance Sheet
Source: Unaudited, Company financials
35 10 21 47 57 Net debt to equity ratio(%)
(2%) (5%) 7,183 7,362 7,028 Shareholders’ equity
32% 11% 2,876 3,415 3,802 Long term debt
(15%) (15%) 795 788 673 Short term debt
6% 3% 6,282 6,473 6,668 Liabilities
59% (10%) 724 1,270 1,148 Inventory
(78%) (39%) 2,129 779 472 Cash and cash equivalent
2% (1%) 13,465 13,835 13,696 Assets
YoY Change QoQ Change Q3 05 Q2 06 Q3 06 KRW b

Others
US GAAP Cash Flow
US GAAP Cash Flow
Source: Unaudited, Company financials
(1,105) (26) 798 (281) (307) Net Change in cash
(1,401) 0 1,401 0 0 Proceeds from Issuance of common stock
266 (319) 13 598 279 Financing Activities
30 293 (616) (879) (586) Cash flow before financing
472 82 (1,380) (990) (908) CAPEX
(442) 211 764 111 322 Cash flow from Operation
(68) 170 32 (206) (36) Net change in working capital
(51) (10) 52 11 1
222 56 442 608 664 Depreciation & Amortization
(545) (5) 238 (302) (307) Net Income
YoY Change QoQ Change Q3 05 Q2 06 Q3 06 KRW b

Net Income Reconciliation to US GAAP
Net Income Reconciliation to US GAAP
Source: Unaudited, Company financials
(302) (307) Net Income under US GAAP
(1) (1) Others
0 (4) Cash flow hedge
0 0 Stock appreciation right
12 6 Convertible bonds (including FX valuation)
(1) (1) ESOP
(1) (1) Income tax effect of US GAAP Adjustments
0 1 Pension expense
2 3 Capitalization of financial interests
0 2 Adjustment of AR discount loss
9 10 Amortization of IPR
0 (1) Depreciation of PP&E
20 14 US GAAP Adjustments
(322) (321) Net Income under K GAAP
Q2 06 Q3 06 KRW b

EBITDA Reconciliation
EBITDA Reconciliation
(375) 41 672 256 297 EBITDA(1+2+3+4+5+6+7)
(1) 1 2 0 1 7. Amortization of debt issuance cost
1 1 1 1 2 6. Amortization of Intangible Asset
221 55 441 607 662 5. Depreciation of PP&E
(78) (20) (22) (80) (100) 4. Provision (benefit) for income taxes
10 2 (15) (7) (5) 3. Interest Income
17 7 27 37 44 2. Interest Expense
(545) (5) 238 (302) (307) 1. Net Income
YoY Change QoQ Change Q3 05 Q2 06 Q3 06 US GAAP (KRW b)
(386) 52 681 243 295 EBITDA(1+2+3+4+5+6+7)
0 0 0 0 0 7. Amortization of debt issuance cost
2 (1) 11 14 13 6. Amortization of Intangible Asset
218 57 441 602 659 5. Depreciation of PP&E
(91) (21) (10) (80) (101) 4. Provision (benefit) for income taxes
11 3 (16) (8) (5) 3. Interest Income
22 13 28 37 50 2. Interest Expense
(548) 1 227 (322) (321) 1. Net Income
YoY Change QoQ Change Q3 05 Q2 06 Q3 06 K GAAP (KRW b)

EBITDA Reconciliation (Continued)
EBITDA Reconciliation (Continued)
EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes;
depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost.  EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis.
We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: October 10, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer